UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-33488

A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

Missouri State Bank & Trust Company Retirement Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal office:

MARSHALL & ILSLEY CORPORATION 770 North Water Street Milwaukee, Wisconsin 53202

Financial Statement and Exhibits

(a)	Financial Statements:

Missouri State Bank & Trust Company Retirement Savings Plan

Report of Independent Registered Public Accounting Firm.

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006.

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006.

Notes to Financial Statements as of December 31, 2007 and 2006 and for the Year Ended December 31, 2007.

Supplemental Schedule, Form 5500, Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2007.

(b)	Exhibits:

	23	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP

Missouri State Bank &
Trust Company Retirement
Savings Plan

Financial Statements as of and for the Years Ended
December 31, 2007 and 2006, Supplemental
Schedule as of December 31, 2007, and
Report of the Independent Registered Public
Accounting Firm.

MISSOURI STATE BANK & TRUST COMPANY
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006	3

Notes to Financial Statements as of and for the Years Ended December 31, 2007 and 2006	4–11

SUPPLEMENTAL SCHEDULE —	12

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007	13

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the
Missouri State Bank & Trust Company
Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Missouri State Bank & Trust Company Retirement Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2007 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
June 25, 2008

MISSOURI STATE BANK & TRUST COMPANY RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS:
Investments — at fair value:
Master Trusts	$896,760	$833,030
Investments	1,876,307	2,333,878
Loans to participants	4,043	11,735

Total investments	2,777,110	3,178,643

RECEIVABLES —
Accrued investment income	849	1,304

Total receivables	849	1,304

Total assets	2,777,959	3,179,947

LIABILITIES — Payables for pending trades	97	1,535

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,777,862	3,178,412

Adjustments from fair value to contract value for fully benefit-responsive investment contacts	1,534	2,992

NET ASSETS AVAILABLE FOR BENEFITS	$2,779,396	$3,181,404

See notes to financial statements.

MISSOURI STATE BANK & TRUST COMPANY RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CONTRIBUTIONS:
Participants	$-	$163,108
Employer		38,764
Participant rollovers		1,783

Total contributions	-	203,655

INVESTMENT INCOME:
Income from Master Trusts	5,467	68,457
Net appreciation of fair value of investments	90,304	328,495
Interest and dividends	36,588	17,245

Net investment income	132,359	414,197

DEDUCTIONS:
Benefits paid to participants	(534,367)	(732,345)
Administrative expenses		(1,602)

Total deductions	(534,367)	(733,947)

NET DECREASE IN ASSETS AVAILABLE FOR BENEFITS	(402,008)	(116,095)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,181,404	3,297,499

End of year	$2,779,396	$3,181,404

See notes to financial statements.

MISSOURI STATE BANK & TRUST COMPANY RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	DESCRIPTION OF THE PLAN

The following description of the Missouri State Bank & Trust Company Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering substantially all salaried employees of Missouri State Bank & Trust Company (the “Company”). Marshall & Ilsley Corporation (the “Corporation”) is the administrator of the Plan and Marshall & Ilsley Trust Company (the “Trustee”), a subsidiary of the Corporation, serves as the trustee of the Plan. Prior to the Company’s merger with the Corporation, described below, the Company served as administrator and trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

On April 1, 2006, the Company merged with the Corporation, and participants terminated as a direct result of the merger became 100% vested in the Plan. Participants continuing with the Corporation post merger are subject to the vesting schedule of the Plan as described below. The Plan’s benefits were frozen as of April 30, 2006.

Effective April 1, 2006, each active Company Plan participant was eligible to become a participant in the M&I Retirement Plan, a defined contribution plan that is subject to the provisions of ERISA.

Contributions — Prior to the Plan being frozen, participants could elect to contribute 1% to 15% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. The Company also made discretionary matching contributions equal to a percentage of participants’ elective deferral contributions. Participants could also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. However, such contributions were not eligible for matching contributions by the Company.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of Plan earnings and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are vested immediately in their contributions, plus actual earnings thereon. For participants not 100% vested as a result of the Company merger, vesting in the Company’s contributions is based on continuous service. A participant vests 20% each year upon completing two years of service. A participant is 100% vested after completing six years of service.

Forfeitures — Prior to the Plan being frozen, forfeited nonvested accounts were used to reduce Company contributions. Subsequent to the Plan being frozen, forfeited nonvested accounts were used to pay administrative expenses and then allocated to participants.

Investments — Participants may direct the investment of their contributions into the nineteen investment options offered by the Plan.

Participant Loans — Prior to May 1, 2006, participants were permitted to borrow from their vested accounts with a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever was less. The loans were secured by the balance in the participant’s account. Principal and interest are paid ratably through payroll deductions. As of May 1, 2006, the Plan no longer offered new loans to participants. The loans were written with original terms of two to five years. The interest rates were based on prevailing market conditions when the loans were written and are fixed over the life of the note. Interest rates on participant loans ranged from 6.50% to 7.50% at December 31, 2007 and 5.25% to 7.50% at December 31, 2006.

Payment of Benefits — Participants in the Plan or beneficiaries are eligible to receive a benefit upon their termination, normal retirement date, early retirement date, death, financial hardship, or disability, as defined, equal to the amount in their individual accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds and a common collective fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could result in investment security values that are materially different from the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value except for the Marshall & Ilsley Stable Principal Fund (the “Fund”), which is stated at fair value and then adjusted to contract value. The Fund invests in guaranteed investment contracts. Fully benefit-responsive investment contracts are valued at fair value. Under the terms of the investment contracts, the crediting interest rate is determined semi-annually based on the insurance company’s applicable rate schedule. There are no limitations on guarantees of the contracts.

Quoted market prices were used to value investments held by the Plan as well as the underlying investments of the Master Trusts in which the Plan invests. Shares of mutual funds were valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans were valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The statements of changes in net assets available for benefits reflect income credited to participants and net appreciation or depreciation in fair value of only those investments that are not fully benefit responsive.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses — Trust fees are paid by the Corporation. All administrative expenses of the Plan were paid by the Corporation for the year ended December 31, 2007.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to participants who elected to withdraw from the Plan but were not yet paid as of December 31, 2007 and 2006.

Pending New Accounting Guidance — In September 2006 the Financial Accounting Standards Board issued Statement of Accounting Standard 157, Fair Value Measurements (SFAS 157), which is effective for the plan January 1, 2008. SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require or permit assets or liabilities to be measured at fair value. Under the standard, fair value refers to the price at the measurement date that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in which the reporting entity is engaged. The standard does not expand the use of fair value in any new circumstances. Adoption of SFAS 157 is not expected to have a material affect on the Plan.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006, are as follows:

	2007	2006

M&I Master Trust — M&I Stock Fund*	$-	$172,216
M&I Master Trust — Growth Balanced Fund*	295,627
M&I Master Trust — Moderate Balanced Fund*	148,602
M&I Master Trust — Aggressive Stock Fund*	204,363	241,075
Marshall Mid-Cap Value Fund*	166,489	252,672
Marshall International Stock Fund*	312,954	327,127
Vanguard Institutional Index Fund	350,966	423,755
Goldman Sachs Small-Cap Value Fund	149,058	211,873
Nicholas Fund		188,729
Davis Venture	164,721
M&I Stable Principal Fund*		240,679

*Represents party-in interest

During the years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2007	2006

Mutual funds	$90,304	$328,495

Net appreciation in fair value of investments	$90,304	$328,495

4.	INTEREST IN MASTER TRUSTS

Certain of the Plan’s investment assets are held in trust accounts at the Trustee and consist of undivided interests in investments. The “Master Trusts are established by the Corporation and administered by the Trustee. Use of the Master Trusts permits the commingling of the Plan’s assets with the assets of the NYCE 401(k) Plan and the M&I Retirement Plan for investment and administrative purposes. Effective November 1, 2007 the NYCE 401(k) Plan exited the trusts. Although assets of the remaining plans are commingled in the Master Trusts, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The Plan’s investments and income in the Master Trusts at December 31, 2007 and 2006, respectively, are summarized as follows:

M&I Master Trust — Aggressive Stock Fund

	2007	2006

Investments — whose fair value is determined based on quoted market prices — mutual funds	$79,471,498	$116,363,654

Net assets of the M&I Master Trust — Aggressive Stock Fund	$79,471,498	$116,363,654

Plan’s interest in net assets of the M&I Master Trust — Aggressive Stock Fund	$204,363	$241,075

Plan’s interest in M&I Master Trust — Aggressive Stock Fund as a percentage of the total	0.26%	0.21%

Dividend and interest income	$888,082	$942,819
Net appreciation in the fair value of investments — mutual funds	11,358,201	14,455,227

Total M&I Master Trust — Aggressive Stock Fund income	$12,246,283	$15,398,046

M&I Master Trust — Growth Balanced Fund

	2007	2006

Investments — whose fair value is determined based on quoted market prices — mutual funds	$90,305,498	$127,634,361

Net assets of the M&I Master Trust — Growth Balanced Fund	$90,305,498	$127,634,361

Plan’s interest in net assets of the M&I Master Trust — Growth Balanced Fund	$295,627	$142,881

Plan’s interest in M&I Master Trust — Growth Balanced Fund as a percentage of the total	0.33%	0.11%

Dividend and interest income	$3,043,328	$2,724,630
Net appreciation in the fair value of investments — mutual funds	7,437,627	10,296,520

Total M&I Master Trust — Growth Balanced Fund income	$10,480,955	$13,021,150

M&I Master Trust — Aggressive Balanced Fund

	2007	2006

Investments — whose fair value is determined based on quoted market prices — mutual funds	$18,199,895	$18,624,234

Net assets of the M&I Master Trust — Aggressive Balanced Fund	$18,199,895	$18,624,234

Plan’s interest in net assets of the M&I Master Trust — Aggressive Balanced Fund	$21,082	$33,025

Plan’s interest in M&I Master Trust — Aggressive Balanced Fund as a percentage of the total	0.12%	0.18%

Dividend and interest income	$359,439	$243,808
Net appreciation in the fair value of investments — mutual funds	1,451,322	1,610,942

Total M&I Master Trust — Aggressive Balanced Fund income	$1,810,761	$1,854,750

M&I Master Trust — Moderate Balanced Fund

	2007	2006

Investments — whose fair value is determined based on quoted market prices — mutual funds	$9,751,289	$8,164,618

Net assets of the M&I Master Trust — Moderate Balanced Fund	$9,751,289	$8,164,618

Plan’s interest in net assets of the M&I Master Trust — Moderate Balanced Fund	$148,602	$149,595

Plan’s interest in M&I Master Trust — Moderate Balanced Fund as a percentage of the total	1.52%	1.83%

Dividend and interest income	$361,399	$179,817
Net appreciation in the fair value of investments — mutual funds	401,452	370,800

Total M&I Master Trust — Moderate Balanced Fund income	$762,851	$550,617

M&I Master Trust — Diversified Stock Fund

	2007	2006

Investments — whose fair value is determined based on quoted market prices — mutual funds	$24,236,217	$23,233,811

Net assets of the M&I Master Trust — Diversified Stock Fund	$24,236,217	$23,233,811

Plan’s interest in net assets of the M&I Master Trust — Diversified Stock Fund	$96,038	$94,238

Plan’s interest in M&I Master Trust — Diversified Stock Fund as a percentage of the total	0.40%	0.41%

Dividend and interest income	$318,881	$227,035
Net appreciation in the fair value of investments — mutual funds	2,027,564	2,384,163

Total M&I Master Trust — Diversified Stock Fund income	$2,346,445	$2,611,198

M&I Master Trust — Metavante Stock Fund

2007

Investments — whose fair value is determined based on quoted market prices — common stock	$54,882,646

Net assets of the M&I Master Trust — Metavante Stock Fund	$54,882,646

Plan’s interest in net assets of the M&I Master Trust — Metavante Stock Fund	$29,428

Plan’s interest in M&I Master Trust — Metavante Stock Fund as a percentage of the total	0.05%

Dividend and interest income	$3,907
Net appreciation in the fair value of investments — common stock	77,851,991

Total M&I Master Trust — Metavante Stock Fund income (loss)	$77,855,898

M&I Master Trust — M&I Stock Fund

	2007	2006

Investments — whose fair value is determined based on quoted market prices — common stock	$192,036,571	$483,516,733

Net assets of the M&I Master Trust — M&I Stock Fund	$192,036,571	$483,516,733

Plan’s interest in net assets of the M&I Master Trust — M&I Stock Fund	$101,620	$172,216

Plan’s interest in M&I Master Trust — M&I Stock Fund as a percentage of the total	0.05%	0.04%

Dividend and interest income	$11,158,319	$10,761,089
Net appreciation (depreciation) in the fair value of investments — common stock	(196,568,499)	48,675,405

Total M&I Master Trust — M&I Stock Fund income (loss)	$(185,410,180)	$59,436,494

At December 31, 2007, the M&I Master Trust — M&I Stock Fund held 7,125,843 shares of common stock of the Corporation, the sponsoring employer, with a cost basis of $88,432,538. During the year ended December 31, 2007, the M&I Master Trust — M&I Stock Fund recorded dividend income of $11,075,737.

5.	FEDERAL INCOME TAX STATUS

The Plan is a Non-Standardized Prototype Plan (“Prototype Plan”) sponsored by the Trustee and adopted by the Corporation. The Plan has not requested its own determination letter from the Internal Revenue Service. However, the Corporation and Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds, a common collective fund, and Master Trusts managed by the Trustee. The Corporation is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, all participants would be 100% vested in their accounts.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006, and for the year ended December 31, 2007, is as follows:

	2007	2006

Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$2,779,396	$3,181,404
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(1,534)	(2,992)

Net assets available for benefits per the Form 5500 — at fair value	$2,777,862	$3,178,412

Statement of changes in net assets available for benefits:
Decrease in net assets per the financial statements	$(402,008)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,458

Net loss per Form 5500	$(400,550)

* * * * * *

SUPPLEMENTAL SCHEDULE

MISSOURI STATE BANK & TRUST COMPANY RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2007

	Description of Investment,
	Including Maturity Date,
	Rate of Interest, Collateral,	Current
Issuer	and Par or Maturity Value	Value

M&I Master Trust — Growth Balanced Fund*	Master Trust	$295,627
M&I Master Trust — Aggressive Balanced Fund*	Master Trust	21,082
M&I Master Trust — Moderate Balanced Fund*	Master Trust	148,602
M&I Master Trust — Diversified Stock Fund*	Master Trust	96,038
M&I Master Trust — Aggressive Stock Fund*	Master Trust	204,363
M&I Master Trust — Metavante Stock Fund	Master Trust	29,428
M&I Master Trust — M&I Stock Fund*	Master Trust	101,620
Vanguard Institutional Index Fund	Registered Investment Company	350,966
Goldman Sachs Small-Cap Value Fund	Registered Investment Company	149,058
Marshall Mid-Cap Value Fund*	Registered Investment Company	166,489
Marshall Intermediate Bond Fund*	Registered Investment Company	107,905
Managers Special Equity Fund	Registered Investment Company	97,336
Marshall Mid-Cap Growth Fund*	Registered Investment Company	138,451
Marshall International Stock Fund*	Registered Investment Company	312,954
Marshall Large Cap Value Fund*	Registered Investment Company	95,588
Davis Venture	Registered Investment Company	164,721
Marshall Large Cap Growth & Income Fund*	Registered Investment Company	134,962
T. Rowe Price Growth	Registered Investment Company	45,126
M&I Stable Principal Fund*	Common Collective Fund	112,751
Various participants*	Participant Loans (at interest rates of 6.50%–7.50%)	4,043

		$2,777,110

* Represents a party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MISSOURI STATE BANK & TRUST COMPANY RETIREMENT SAVINGS PLAN

/s/ Dennis R. Salentine
Dennis R. Salentine Vice President and Director of Corporate Benefits of the Marshall & Ilsley Corporation

Date: June 27, 2008